Exhibit 3

Type: Time- and Performance-Based Option
Name: [•]
Number of Shares Subject to Option: [•]
Exercise Price per Share: USD$100.00
Date of Grant: [•]

SSILuxCo II S.A.

2010 EQUITY INCENTIVE PLAN

THE STOCK OPTION AND THE SHARES RECEIVED UPON EXERCISE OF THE STOCK OPTION SHALL BE SUBJECT TO THE RIGHTS, RESTRICTIONS AND OBLIGATIONS APPLICABLE TO SUCH SECURITIES, ALL AS PROVIDED IN THE MANAGEMENT STOCKHOLDERS’ AGREEMENT DATED AS OF NOVEMBER 16, 2010 AMONG THE COMPANY AND CERTAIN OTHER PARTIES THERETO, AS AMENDED AND IN EFFECT FROM TIME TO TIME.

THE COMPANY STRONGLY ENCOURAGES YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL AND FINANCIAL ADVISORS WITH RESPECT TO YOUR AWARD AND ITS TAX CONSEQUENCES.

MANAGER

NON-STATUTORY STOCK OPTION CERTIFICATE

This stock option is granted by SSILuxCo II S.A. (the “Company”), a  Société Anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 65, boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 151.400., and an indirect Subsidiary of SSI Pooling, L.P., a Cayman Islands exempted limited partnership (the “Partnership”), to [_____________] (the “Optionee”), pursuant to the Company’s 2010 Equity Incentive Plan (as it may be amended from time to time, the “Plan”).  Definitions not otherwise set forth in the text hereof are set forth in Section 10 hereof.  All capitalized terms not otherwise defined herein (either in the text or Section 10 hereof) shall have the meaning provided in the Plan.

1.            Grant of Stock Option.  This certificate evidences the grant by the Company on December [   ], 2010 (the “Grant Date”) to the Optionee of an option (the “Stock Option”) to purchase, in whole or in part, on the terms provided herein and in the Plan, the number of shares of Stock set forth in Schedule A (the “Shares”), with an exercise price per Share equal to USD $100.00, in each case subject to adjustment pursuant to Section 7 of the Plan.  The Stock Option evidenced by this certificate is not intended to qualify as an incentive stock option under Section 422 of the Code.

2.            Vesting.  Unless earlier terminated, relinquished or expired in accordance with the terms hereof, the Tranche 1 Options, the Tranche 2 Options, the Tranche 3 Options and the Tranche 4 Options shall become Vested Shares in accordance with the terms of Schedule B hereto.

3.            Exercise of Stock Option.  Only Vested Shares may be exercised.  Each election to exercise any Vested Shares shall be subject to the terms and conditions of the Plan, as modified by the Stock Option, and shall be in writing, signed by the Optionee or by the Beneficiary to whom such portion of the Stock Option has passed (subject to any restrictions provided under the Plan and the Management Stockholders Agreement).  Each such written exercise election must be received by the Company at its principal office.  The exercise price may be paid (i) by cash or check acceptable to the Administrator, (ii) by such other means, if any, as may be acceptable to the Administrator, or (iii) by any combination of the foregoing permissible forms of payment. The latest date on which the Stock Option may be exercised (the “Final Exercise Date”) is the earlier of (i) the tenth anniversary of the Grant Date or (ii) the termination of the Stock Option in accordance with this certificate or Article 7 of the Plan.

4.            Treatment of the Stock Option Upon Cessation of Employment.  If the Optionee’s Employment terminates for any reason, any Unvested Shares (determined after giving effect to any determinations required to be made pursuant to Schedule B in connection with such termination of Employment) will be immediately forfeited with no consideration due to the Optionee, and any Vested Shares will be treated as follows:

(a)

Following any termination of Employment not described in clauses (b), (c), (d), (e) and, and subject to clause (f) below, Vested Shares will remain exercisable until the earlier of (i) the ninetieth (90th) day following such termination of Employment or (ii) the Final Exercise Date, and except to the extent previously exercised during the time period permitted by this Section 4(a) will thereupon immediately terminate.

(b)

Subject to clauses (e) and (f) below, if the Optionee’s Employment terminates due to the Optionee’s death or Disability, Vested Shares will remain exercisable until the earlier of (i) the first anniversary of such termination of Employment or (ii) the Final Exercise Date, and except to the extent previously exercised during the time period permitted by this Section 4(b) will thereupon immediately terminate.

(c)

Subject to clauses (e), and (f) below, if the Optionee’s Employment is terminated by the Company other than for Cause or by the Optionee for Good Reason, Vested Shares will remain exercisable until the earlier of (i) the ninetieth (90th) day following such termination of Employment and (ii) the Final Exercise Date, and except to the extent previously exercised during the time period permitted by this Section 4(c) will thereupon immediately terminate.

(d)	Any portion of the Stock Option (whether vested or unvested) outstanding immediately prior to termination of the Optionee’s Employment with Cause shall be automatically forfeited by the Optionee.

(e)

The Stock Option (whether or not vested) will terminate and be forfeited at any time prior to the date that is twelve (12) months following the Optionee’s termination of  Employment if the Administrator determines within twelve (12) months following such termination of Employment that such cessation of Employment has resulted in connection with an act or failure to act constituting Cause (or the Optionee’s Employment could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith)).

(f)

The Administrator may cancel, rescind, withhold or otherwise limit or restrict any Stock Option at any time (whether prior to or following termination of Employment) if the Optionee breaches any written agreement with the Company or its subsidiaries with respect to non-competition or non-solicitation, provided the Administrator has provided the Optionee with a written notice, within thirty (30) days of the Administrator’s actual knowledge of such event, describing such alleged breach and providing the Optionee with thirty (30) days to cure such alleged breach.  The Administrator shall retain the good faith discretion to determine whether such breach has been cured satisfactorily.

(g)

Notwithstanding any provision contained in any employment, severance or other individual agreement, the provisions in this Section 4 shall govern the treatment of the Stock Option in connection with a termination of Employment.

5.            Management Stockholders Agreement.  The Stock Option and any Shares received upon the exercise of the Stock Option shall be subject to the Plan and the Management Stockholders Agreement, and the issuance of the Stock Option shall be conditional upon the execution and delivery by the Optionee of a joinder to the Management Stockholders Agreement.  The Stock Option and the Shares received upon exercise of the Stock Option shall be subject to the rights, restrictions and obligations applicable to options and shares of Stock of the Company as provided from time to time in such Management Stockholders Agreement.

6.            Restrictions on Transfer. Certificates evidencing any Shares purchased by an Optionee upon exercise of Vested Shares may bear the following legends, in addition to any legends which may be required by any agreement referred to in the immediately preceding paragraph:

“The securities represented by this Certificate have not been registered under the Securities Act of 1933, as amended, or any foreign securities laws and may not be sold, offered for sale, pledged or hypothecated in the absence of an effective registration statement as to the securities under said Act or said foreign securities laws or an opinion of counsel satisfactory to the Company and its counsel that such registration is not required.”

“The securities represented by this Certificate are subject to the terms and conditions, including certain restrictions on transfer, of a Management Stockholders Agreement dated as of November 16, 2010, as amended from time to time, and none of such securities, or any interest therein, shall be transferred, pledged, encumbered or otherwise disposed of except as provided in that Agreement.  A copy of the Management Stockholders Agreement is on file with the Secretary of the Company and will be mailed to any properly interested person without charge within five (5) business days after receipt of a written request.”

All Shares shall also bear all legends required by federal, state and foreign securities laws.

7.            Withholding.  The exercise of the Stock Option may give rise to “wages” subject to withholding.  The Optionee expressly acknowledges and agrees that the Optionee’s rights hereunder, including the right to be issued Shares upon exercise, are subject to the Optionee promptly paying to the Company in cash (or by such other means as may be acceptable to the Administrator in its discretion) all taxes required to be withheld.  No Shares will be transferred pursuant to the exercise of this Stock Option unless and until the person exercising this Stock Option has remitted to the Company an amount sufficient to satisfy any foreign, federal, state, or local withholding tax requirements, or has made other arrangements satisfactory to the Company with respect to such taxes in accordance with Section 6(a)(6) of the Plan.  The Optionee authorizes the Company and its subsidiaries to withhold such amount from any amounts otherwise owed to the Optionee.

8.            Nontransferability of Option.   The Stock Option is not transferable by the Optionee other than by will or the applicable laws of descent and distribution, and is exercisable during the Optionee’s lifetime only by the Optionee.

9.            Effect on Employment.   Neither the grant of the Stock Option, nor the issuance of Shares upon exercise of the Stock Option, shall give the Optionee any right to be retained in the employ of the Company or one of its subsidiaries, affect the right of the Company to discharge or discipline such Optionee at any time or affect any right of such Optionee to terminate his or her Employment at any time.

10.            Definitions.

As used herein, the following terms shall have the meanings set forth below:

“Advent Investors” shall mean Advent SS Investments (Cayman) Limited, and each Permitted Transferee of any of the foregoing.

“Bain Investors” shall mean Bain Capital Fund X, L.P., BCIP Associates IV, L.P., BCIP Trust Associates IV, L.P., BCIP Associates IV-B, L.P. and BCIP Trust Associates IV-B, L.P., and each Permitted Transferee of any of the foregoing.

“Beneficiary” shall mean, in the event of the Optionee’s death, the beneficiary named in the written designation (in form acceptable to the Administrator) most recently filed with the Administrator by the Optionee prior to death and not subsequently revoked, or, if there is no such designated beneficiary, the executive or administrator of the Optionee’s estate.  An effective beneficiary designation shall be treated as having been revoked only upon receipt by the

Administrator, prior to the Optionee’s death, of an instrument of revocation in form acceptable to the Administrator.  If the Stock Option or any portion thereof has been transferred to a Permitted Transferee (as defined in the Management Stockholders Agreement) who is a natural person and such Permitted Transferee (as defined in the Management Stockholders Agreement) dies while the Stock Option or transferred portion thereof is outstanding, the Stock Option or portion thereof so transferred may thereafter be exercised, to the extent it remains exercisable and subject to such limitations as the Administrator may impose, by the person or persons to whom it passed from the Permitted Transferee (as defined in the Management Stockholders Agreement) by the applicable laws of descent and distribution.

“Berkshire Investors” shall mean Berkshire Fund VII (OS), L.P., Berkshire Fund VII-A (OS), L.P. and Berkshire Investors (OS), L.P., and each Permitted Transferee of any of the foregoing.

“Common Sale” shall mean one or more transactions in which any of the Investors, directly or indirectly, Transfers for value, or causes to be Transferred for value, the direct or indirect beneficial ownership of any or all of the Purchased Units to any Person other than any Permitted Transferee of such Investor.

“Company” shall have the meaning set forth in the Preamble.

“Company Group” shall mean the Company and its Subsidiaries.

“Determination Date” shall have the meaning set forth in Section 3 of Schedule B.

“Employed” shall mean continuing Employment (as defined in the Plan).

“Fair Market Value” shall have the meaning set forth in Section 6(a)(11) of the Plan.

“Final Determination Date” shall have the meaning set forth in Section 3 of Schedule B.

“Good Leaver” shall mean, for purposes of this certificate, that the Optionee has terminated Employment by reason of death, Disability, termination by the Company without Cause or resignation by the Optionee for Good Reason.

“Good Reason” shall, in the case of any Optionee who is party to an employment, severance benefit or change in control agreement that contains a definition of “Good Reason,” mean and refer to the definition set forth in such agreement.  In the case of any other Optionee, “Good Reason” shall mean any of the following events or conditions occurring without the Optionee’s express written consent, provided that the Optionee shall have given notice of such event or condition within a period not to exceed ninety (90) days of the initial existence of such event or condition,  the Company shall not have remedied such event or condition within thirty (30) days after receipt of such notice and the Optionee shall have terminated Employment within thirty (30) days thereafter:  (i) the assignment of duties to such Optionee inconsistent with such Optionee’s position; (ii) a material reduction in the Optionee’s annual base salary; or (iii) a relocation of the Optionee’s principal place of Employment by more than 50 miles, except for required travel on business to an extent substantially consistent with the Optionee’s business travel obligations.

“Initial Public Offering” or “IPO” shall mean the initial underwritten Public Offering registered on Form S-1 or Form F-1 (or any successor forms under the Securities Act) or any foreign equivalent thereof.

            “Investors” shall mean the Advent Investors, the Bain Investors, and the Berkshire Investors.

“Investors Equity Investment” shall mean, at the time of determination, the aggregate consideration paid by the Investors to acquire the Purchased Units from time to time, without giving effect to any reduction resulting from any Common Sale or Sale Transaction.  For the avoidance of doubt, the Investors Equity Investment shall include all consideration paid by the Investors to acquire Purchased Units on or after May 26, 2010.

“Investors Units” shall mean the Units held by the Investors or any other securities or equity interests into which such Investors Units shall be converted or exchanged pursuant to a merger, consolidation, stock split, stock dividend, recapitalization or other transaction.

“IRR” shall mean an annual pre-tax internal rate of return actually earned by the Investors on the Investors Equity Investment.  The internal rate of return shall take into account the amount and timing of (i) the date(s) of payment by the Investors for the Purchased Units, (ii) the date(s) on which the Investors actually receive Proceeds, and (iii) the amounts of such Proceeds.  For the avoidance of doubt, the IRR shall be calculated after giving effect to the payment of all incentive awards by the Company. Notwithstanding the foregoing, (1) solely in the event that the Optionee is a Good Leaver, the calculation of IRR shall treat as Proceeds actually received the Fair Market Value of the Purchased Units determined on the date of Optionee’s termination of Employment, provided that no such treatment shall cause a duplication of the amounts treated as Proceeds, and (2) after the second anniversary of an IPO, in the event that the Optionee remains Employed, the Optionee may request that the IRR with respect to any unvested Tranche 2 Options, Tranche 3 Options and Tranche 4 Options be determined taking into account the average closing bid price of the Company’s (or its successors) common stock as reported on the national exchange or on the national market system on which the Company’s (or such successor's) common stock is listed or traded, for the 90 consecutive trading days prior to such request, provided that in any case the inclusion of such amounts shall not cause the duplication of any amounts used for calculating such IRR.

“Management Stockholders Agreement” shall mean the Management Stockholders Agreement dated November 16, 2010 by and among the Company, the Parent and the managers (including the Optionee) named therein.

            “Member of the Immediate Family” shall mean, with respect to any natural Person, (a) any lineal descendant or ancestor or sibling (by birth or adoption) of such natural Person, (b) any spouse or former spouse of any of the foregoing, (c) any legal representative or estate of any of the foregoing, or the ultimate beneficiaries of any estate of the foregoing, if deceased and (d) any trust or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing Persons described in clauses (a) through (c) above.

 “Optionee” shall have the meaning set forth in the Preamble.

“Partnership” shall have the meaning set forth in the Preamble.

“Permitted Transferee” with respect to an Investor shall mean a Person that has validly acquired Units from a limited partner of the Partnership pursuant to a Permitted Transfer; provided, that solely for the purposes of the Plan, Permitted Transferee shall not include the Company.

            “Permitted Transfer”: A Transfer to:

(a) in the case of any member of management of the Partnership’s Subsidiaries that holds Units, (i) any Member of the Immediate Family of such holder, or (ii) any other Person which shall have been approved in writing by the general partner of the Partnership;

(b) in the case of any Berkshire Investor, any (i) Affiliate of such Berkshire Investor (for the purposes of this clause (b), any fund or other Person managed, advised or sponsored, directly or indirectly, by, Berkshire Partners LLC or any of its Affiliates shall be an Affiliate of a Berkshire Investor) and (ii) in the case of any Berkshire Investor that is a partnership, limited liability company or any foreign equivalent thereof, any partner, member or foreign equivalent thereof of such Berkshire Investor; provided, however, that a Transfer to a partner, member or foreign equivalent thereof of any Berkshire Investor shall not be a Permitted Transfer under this clause (ii) unless the Transfer to such Person is made in a pro rata distribution in accordance with the applicable partnership agreement, limited liability company agreement or foreign equivalent thereof, as the case may be;

(c) in the case of any Advent Investor, any (i) Affiliate of such Advent Investor (for the purposes of this clause (c), any fund or other Person managed, advised or sponsored, directly or indirectly, by, Advent International Corporation or any of its Affiliates shall be an Affiliate of a Advent Investor) and (ii) in the case of any Advent Investor that is a partnership, limited liability company or any foreign equivalent thereof, any partner, member or foreign equivalent thereof of such Advent Investor; provided, however, that a Transfer to a partner, member or foreign equivalent thereof of any Advent Investor shall not be a Permitted Transfer under this clause (ii) unless the Transfer to such Person is made in a pro rata distribution in accordance with the applicable partnership agreement, limited liability company agreement or foreign equivalent thereof, as the case may be;

(d) in the case of any Bain Investor, any (i) Affiliate of such Bain Investor (for the purposes of this clause (d), any fund or other Person managed, advised or sponsored, directly or indirectly, by, Bain Capital Partners, LLC or any of its Affiliates shall be an Affiliate of a Bain Investor) and (ii) in the case of any Bain Investor that is a partnership, limited liability company or any foreign equivalent thereof, any partner, member or foreign equivalent thereof of such Bain Investor; provided, however, that a Transfer to a partner, member or foreign equivalent thereof of any Bain Investor shall not be a Permitted Transfer under this clause (ii) unless the Transfer to such Person is made in a pro rata distribution in accordance with the applicable partnership agreement, limited liability company agreement or foreign equivalent thereof, as the case may be; and

(e) in the case of any Berkshire Investor, Advent Investor or Bain Investor, any member of management of the Partnership’s Subsidiaries; provided, however¸ that the Transfer to such Person is made pro rata in proportion to the number of Units held by each of the Berkshire Investors, the Advent Investors and the Bain Investors at the time of such Transfer.

“Person” shall mean an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity or any other legal entity.

“Plan” shall have the meaning set forth in the Preamble.

“Proceeds” shall mean the  pre-tax sum of (i) actual cash proceeds received by the Investors for or in respect of Investors Units in all Common Sales and Sale Transactions, and (ii) any cash dividends (whether or not extraordinary), distributions, payments made in redemption and other cash payments received by the Investors on or in respect of Investors Units; provided, that in no event shall “Proceeds” include the receipt by any of the Investors of (a) management fees or (b) transaction fees, investment banking fees or similar fees paid or payable in connection with any transaction; provided, further, however, that Proceeds shall include the amount of cash actually received by the Investors from the disposition, sale or other transaction of any non-cash consideration or non-cash payments (including, without limitation, non cash dividends or other non cash distributions) in respect of Investor Units or as a result of the Investor’s ownership of any such non-cash consideration or payments. Furthermore, in the event that the Optionee is a Good Leaver, solely for purposes of determining whether the IRR hurdle has been satisfied, Proceeds shall be deemed to include the Fair Market Value of the Investors Units on the date on which the Optionee’s Employment is terminated.

 “Public Offering” shall mean a public offering and sale of the common equity of the Company or any other Subsidiary of the Partnership for cash registered under the Securities Act or any foreign equivalent thereof.

“Purchased Units” shall mean, at the time of determination, the aggregate number of Investors Units acquired by the Investors on or prior to such date, without giving effect to any reduction resulting from any Common Sale or Sale Transaction.

“Sale” shall mean a Transfer for value.

“Sale Transaction” shall mean a Sale (in a single transaction or in a series of related transactions) to any Person or Persons (other than the Investors or their Affiliates) pursuant to which such Person or Persons acquire (a) in excess of 50% of the equity interests of the Partnership on a fully-diluted basis (whether by merger, consolidation, sale or transfer of partnership interests, reorganization, recapitalization or otherwise), (b) in excess of 50% of the equity interests of one or more Subsidiaries on a fully-diluted basis (whether by merger, consolidation, sale or transfer of equity interests, reorganization, recapitalization or otherwise) if substantially all of the assets of the Partnership and its Subsidiaries taken as a whole are held, directly or indirectly, by such Subsidiary or Subsidiaries, except where such acquisition is by a Subsidiary that is, directly or indirectly, wholly-owned by the Partnership, (c) the direct or indirect power to replace the general partner of the Partnership or to elect a majority of the members of the board of directors of the general partner of the Partnership or to elect a majority of the Board (as defined in the Management Stockholders Agreement), or (d) all or substantially all of the assets of the Partnership and its Subsidiaries determined on a consolidated basis, and following such Sale of assets, there is a liquidation of the Partnership.

“Subsidiary” shall mean any Person that is controlled by, either directly or indirectly, the Partnership (or other specified Person) (with the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by agreement or otherwise).

“Tranche 1 Options” means the portion of the Stock Option to purchase the number of shares of Stock set forth in Schedule A that is subject to time-based vesting in accordance with the terms of this certificate, including Schedule B, and the Plan.

“Tranche 2 IRR Percentage” shall mean as of any Determination Date:

(a)      If the IRR is less than 15%, then the Tranche 2 IRR Percentage is 0%.

(b)      If the IRR is greater than or equal to 15% and less than 25%, then the Tranche 2 IRR Percentage is equal to (IRR – 15%)/10%.

(c)      If the IRR is greater than or equal to 25%, then the Tranche 2 IRR Percentage is 100%.

“Tranche 2 Options” means the portion of the Stock Option to purchase the number of shares of Stock set forth in Schedule A that is subject to performance-based vesting in accordance with the terms of this certificate, including Schedule B, and the Plan.

“Tranche 3 IRR Percentage” shall mean as of any Determination Date:

(a)     If the IRR is less than 25%, then the Tranche 3 IRR Percentage is 0%.

(b)     If the IRR is greater than or equal to 25%, then the Tranche 3 IRR Percentage is

            100%.

“Tranche 3 Options” means the portion of the Stock Option to purchase the number of shares of Stock set forth in Schedule A that is subject to performance-based vesting in accordance with the terms of this certificate, including Schedule B, and the Plan.

“Tranche 4 IRR Percentage” shall mean as of any Determination Date:

(a)     If the IRR is less than 30%, then the Tranche 4 IRR Percentage is 0%.

(b)     If the IRR is greater than or equal to 30%, then the Tranche 4 IRR Percentage is

            100%.

“Tranche 4 Options” means the portion of the Stock Option to purchase the number of shares of Stock set forth in Schedule A that is subject to performance-based vesting in accordance with the terms of this certificate, including Schedule B, and the Plan.

“Transfer” shall mean a sale, assignment, pledge, encumbrance, abandonment, disposition or other transfer of any Units to any other Person (including a transfer recognized for tax but not corporate purposes), whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise, and “Transferred” and “Transferability” shall each have a correlative meaning.

“Unit” shall mean an Investor’s limited partnership interest in the Partnership.

“Unvested Shares” shall mean, as of any date of determination, with respect to the Shares subject to the Stock Option, the number of Shares that are not Vested Shares as of such date of determination.

“Vested Shares” shall mean, with respect to the Shares subject to the Stock Option, the number of Shares that are vested, as determined in accordance with Schedule B attached hereto.  The number of Vested Shares as of the date an Optionee’s Employment terminates shall always be determined after giving full effect to the applicable provisions of Schedule B attached hereto.  Notwithstanding anything to the contrary contained herein, once a Share initially becomes a Vested Share in accordance with the terms hereof, such Share shall always been considered a Vested Share from and after such date, provided, however, that such Vested Shares shall continue to be subject to the provisions of Section 4 herein and further provided that such Vested Shares shall remain subject to all of the provisions of the Plan, including, without limitation, Section 7 therein.

11.            Provisions of the Plan and Management Stockholders Agreement.  The Stock Option is subject in its entirety to the provisions of the Plan and Management Stockholders Agreement, a copy of each of which is furnished to the Optionee with the Stock Option.  In the event of an explicit conflict between any term or provision contained herein and a term or provision of the Plan, the applicable term or provision contained herein, as the case may be, will govern and prevail.  Notwithstanding Section 6.4.2 of the Management Stockholders Agreement, with respect to the Optionee, the provisions of Section 6.4.2 of the Management Stockholders Agreement shall, in addition to applying while the Optionee is Employed by the Company, shall continue to apply for twelve (12) months following termination of such employment.  With regard to the Optionee, Section 6.4.2(ii) of the Management Stockholders Agreement shall be revised to apply as follows to the Optionee:  without limiting the foregoing, the Optionee agrees not to engage in any manner in any activity that is directly or indirectly competitive with the business of the Company Group as conducted or as being publicly pursued at the time the Optionee’s employment terminates and further agrees not to work or provide services, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, to any Person who is engaged in any business that is competitive with the business of the Company Group for which the Optionee has provided services, as conducted or being publicly pursued during the Manager’s employment.  For the purposes of this Section (ii), the business of the Company Group shall include the provision of corporate-focused e-learning content and performance-support solutions, virtual instructor-led training, and support technologies (such as learning management systems).

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Executed as of the ___ day of December, 2010.

Company:                                                        SSILuxCo II S.A.

By:______________________________

                                                                        Name:

                                                                        Title:

Optionee:                                                      __________________________________

Name:

                                                                        Address:

Schedule A

Number of Shares

The number of shares of Stock subject to the Options are set forth below.

Tranche 1            __________________

Tranche 2            __________________

Tranche 3            __________________

Tranche 4            __________________

Schedule B

Vesting

1.            Definitions.  All initially capitalized terms used in this Schedule B, unless separately defined herein, have the meanings set forth in Section 10 of the Non-Statutory Stock Option certificate to which this Schedule B is attached, or in the Plan, as applicable.

2.            Tranche 1 Options

The Tranche 1 Options shall become Vested Shares as to 20% of the total number of Shares subject to the Tranche 1 Options on each of the first, second, third, fourth and fifth anniversaries of May 26, 2010 (the “Closing Date”), subject to, except as provided below, the Optionee’s continued Employment on each such date.  Upon a Sale Transaction, all Unvested Shares in the Tranche 1 Options shall become Vested Shares immediately prior to consummation of such Sale Transaction.

3.            Tranche 2 Options

The Tranche 2 Options shall only be exercisable as to the number of Shares which are vested in accordance with this Section 3, provided that Optionee has at all times from the Closing Date through the applicable Determination Date or Final Determination Date remained Employed by the Company and/or its Subsidiaries.

            (a)            On each date on which the Investors receive Proceeds (each, a “Determination Date”), a determination shall be made as to whether any Shares become Vested Shares, with a final Determination Date on the earlier to occur of (i) a Common Sale or Sale Transaction (other than an IPO) immediately after which the Investors hold none of the Purchased Units or (ii) a period of thirty (30) consecutive trading days following the date on which the Investors hold, directly or indirectly through one or more of the Partnership’s subsidiaries, in the aggregate none of the issued and outstanding shares of Stock following an IPO (either such date, the “Final Determination Date”).

(b)      Except as provided in Section 3(c) below, on each Determination Date until and including the Final Determination Date, the number of Vested Shares (including, without duplication, the Vested Shares which vested by reason of any prior Determination Date) shall be the total number of Shares subject to the Tranche 2 Option multiplied by the Tranche 2 IRR Percentage.

(c)       In the event that the Optionee ceases Employment as a Good Leaver, the Tranche 2 Options shall remain eligible to vest, pursuant to Section 3(b), with respect to 20% of the total number of Shares subject to the Tranche 2 Options if such termination occurs on or prior to the first anniversary of the Closing Date, 40% of the total number of Shares subject to the Tranche 2 Options if such termination occurs after the first anniversary of the Closing Date and on or prior to the second anniversary of the Closing Date, 60% of the total number of Shares subject to the Tranche 2 Options if such termination occurs after the second anniversary of the Closing Date and on or prior to the third anniversary of the Closing Date, 80% of the total number of Shares subject to the Tranche 2 Options if such termination occurs after the third anniversary of the Closing Date and on or prior to the fourth anniversary of Closing Date, and 100% of the total number of Shares subject to the Tranche 2 Options if such termination occurs after the fourth anniversary of the Closing Date.  The date of such termination of Employment as a Good Leaver, shall be a Determination Date with respect to that portion of the Tranche 2 Options that are so eligible to vest.  To the extent that any portion of the Tranche 2 Options do not vest on such Determination Date, such Tranche 2 Option shall automatically cease to be exercisable and terminate with no consideration due to the Optionee.

4.            Tranche 3 Options

The Tranche 3 Options shall only be exercisable as to the number of Shares which are vested in accordance with this Section 4, provided that Optionee has at all times from the Closing Date through the applicable Determination Date or Final Determination Date remained Employed by the Company and/or its Subsidiaries.

            (a)            On each Determination Date, a determination shall be made as to whether any Shares become Vested Shares, with a final determination to occur on the Final Determination Date.

(b)      Except as provided in Section 4(c) below, on each Determination Date until and including the Final Determination Date, the number of Vested Shares (including, without duplication, the Vested Shares which vested by reason of any prior Determination Date) shall be the total number of Shares subject to the Tranche 3 Option multiplied by the Tranche 3 IRR Percentage.

(c)       In the event that the Optionee ceases Employment as a Good Leaver, a portion of the Tranche 3 Options shall remain eligible to vest, pursuant to Section 4(b) with respect to 20% of the total number of Shares subject to the Tranche 3 Options if such termination occurs on or prior to the first anniversary of the Closing Date, 40% of the total number of Shares subject to the Tranche 3 Options if such termination occurs after the first anniversary of the Closing Date and on or prior to the second anniversary of the Closing Date, 60% of the total number of Shares subject to the Tranche 3 Options if such termination occurs after the second anniversary of the Closing Date and on or prior to the third anniversary of the Closing Date, 80% of the total number of Shares subject to the Tranche 3 Options is such termination occurs after the third anniversary of the Closing Date and on or prior to the fourth anniversary of Closing Date, and 100% of the total number of Shares subject to the Tranche 3 Options if such termination occurs after the fourth anniversary of the Closing Date.  The date of such termination of Employment as a Good Leaver, shall be a deemed Determination Date with respect to that portion of the Tranche 3 Options that are so eligible to vest.  To the extent that any portion of the Tranche 3 Options do not vest on such Determination Date, such Tranche 3 Option shall automatically cease to be exercisable and terminate with no consideration due to the Optionee.

5.            Tranche 4 Options

The Tranche 4 Options shall only be exercisable as to the number of Shares which are vested in accordance with this Section 5, provided that Optionee has at all times from the Closing Date through the applicable Determination Date or Final Determination Date remained Employed by the Company and/or its Subsidiaries.

            (a)            On each Determination Date, a determination shall be made as to whether any Shares become Vested Shares, with a final determination to occur on the Final Determination Date.

(b)    Except as provided in Section 5(c) below, on each Determination Date until and including the Final Determination Date, the number of Vested Shares (including, without duplication, the Vested Shares which vested by reason of any prior Determination Date) shall be the total number of Shares subject to the Tranche 4 Option multiplied by the Tranche 4 IRR Percentage provided, however, that no Shares shall be Vested Shares pursuant to this Section 5(b) on any Determination Date unless the Investors received Proceeds (including in connection with the event giving rise to the Determination Date, if any) consideration of at least two and one-half times (2.5x) the amount of the Investors Equity Investment.

(c)       In the event that the Optionee ceases Employment as a Good Leaver, a portion of the Tranche 4 Options shall remain eligible to vest, pursuant to Section 5(b) with respect to 20% of the total number of Shares subject to the Tranche 4 Options if such termination occurs on or prior to the first anniversary of the Closing Date, 40% of the total number of Shares subject to the Tranche 4 Options if such termination occurs after the first anniversary of the Closing Date and on or prior to the second anniversary of the Closing Date, 60% of the total number of Shares subject to the Tranche 4 Options if such termination occurs after the second anniversary of the Closing Date and on or prior to the third anniversary of the Closing Date, 80% of the total number of Shares subject to the Tranche 4 Options is such termination occurs after the third anniversary of the Closing Date and on or prior to the fourth anniversary of Closing Date, and 100% of the total number of Shares subject to the Tranche 4 Options if such termination occurs after the fourth anniversary of the Closing Date.  The date of such termination of Employment as a Good Leaver, shall be a deemed Determination Date with respect to that portion of the Tranche 4 Options that are so eligible to vest.  To the extent that any portion of the Tranche 4 Options do not vest on such Determination Date, such Tranche 4 Option shall automatically cease to be exercisable and terminate with no consideration due to the Optionee.

6.            Generally Applicable Vesting Provisions.

(a)      To the extent any Shares subject to any of the Tranche 2 Options, Tranche 3 Options and Tranche 4 Options become Vested Shares by reason of satisfaction of IRR hurdles on any Determination Date, such Vested Shares shall not later become Unvested Shares if performance hurdles are not met on a later Determination Date, but shall continue to be subject to the provisions of Section 4 herein and provided that such Vested Shares shall remain subject to all of the provisions of the Plan, including, without limitation, Section 7 therein.

(b)      On the Final Determination Date, any Shares that are not Vested Shares shall automatically expire with no consideration due to the Optionee and shall cease to be exercisable.